

February 7, 2014

Via E-mail
Cameron D. MacDougall
Secretary
New Residential Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

Re: New Residential Investment Corp.
Amendment No. 5 to Registration Statement on Form S-11
Filed January 23, 2014
File No. 333-191300

Dear Mr. MacDougall:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note the link on your website to the PDF entitled "New Residential Investment Corp., Investor Presentation – December 2013." Please provide us an analysis as to the treatment of this communication for purposes of Section 5 of the Securities Act.

2.   We note the presentation on your website entitled "New Residential Investment Corp., Investor Presentation – December 2013." On pages 7 and 10 of the presentation, you state that you expect the investment to generate a "stable 14% return" with upside. Please provide a reasonable basis for this statement. In addition, we note your statement on page 10 of the presentation that New Residential should trade at a "tighter dividend yield." Please explain to us this description in greater detail.

3.   We note your disclosure on page 4 that the status of investments in servicer advances for purposes of qualifying as a REIT is uncertain. We further note that you intend to file by amendment a tax opinion related to your ability to meet the requirements for qualification and taxation as a REIT. Please provide us with a draft copy of the tax opinion, addressing your REIT status in light of your investments in servicer advances, or advise. The draft opinion should be filed as EDGAR correspondence.

Servicer Advances, page 11

4.   We note your revised disclosure on page 11 that pursuant to the purchase agreement, the buyer acquired from Nationstar the obligation to purchase future servicer advances made by Nationstar on the pools, and the right to repayment with respect to these advances. Please revise your disclosure to state the estimated amount of future servicer advances that you are obligated to purchase pursuant to this agreement. We note the disclosure on your website that you are obligated to purchase an estimated $8 billion of future servicer advances, in a presentation entitled "Acquisition of Mortgage Servicing Related Assets." Please also disclose the basis for the amount including whether it is based on historical rates of advances by Nationstar or based on estimates from Nationstar.

5.   We note your disclosure that the Buyer acquired legal title to the basic fee component of the MSRs on the Pools in the December Transaction, but that Nationstar remains the named servicer under the related servicing agreements. It is unclear how the Buyer, your consolidated subsidiary, was able to obtain legal title to the MSRs without being named as the servicer. In this regard, we note the agreement between the Buyer and Nationstar included as Exhibit 10.1 of your Form 8-K dated December 23, 2013 which states that the MSR Transfer Date will not occur until all required consents and ratings agency letters required for a formal change of the named servicer from Nationstar to your subsidiary have been obtained. Please advise and revise your disclosure accordingly.

6.   We also note your disclosure on page 11 that the Buyer does not currently intend to become the named servicer under the applicable servicing agreements. However, the agreement cited above in your Form 8-K dated December 23, 2013 appears to indicate that all of the servicing rights and obligations will be transferred from Nationstar to the Buyer on the MSR Transfer Date. Please reconcile these disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 76

Application of Critical Accounting Policies, page 78

7.   We continue to consider your response to comment 7 of our letter dated January 17, 2014. You state that you consider your investment in servicer advances, including the basic fee component of the related MSRs, as a single unit of account and a single instrument. We also note that you have certain Notes outstanding related to the servicer

Cameron D. MacDougall
New Residential Investment Corp.
February 7, 2014
Page 3

advances that are held in Financing Facility SPVs. Your disclosure on page 110 states that each Financing Facility SPV is the sole owner of its respective assets which includes the advances, and that the creditors of the Financing Facility SPVs have no recourse to any assets or revenues of the Buyer except in limited circumstances related to breaches of representations and warranties. Thus, it appears that the servicer advances, excluding the basic fee component of the related MSRs, collateralize the Notes and are legally separated from the basic fee component of the MSRs. Please tell us what consideration you gave to this arrangement in determining your single instrument conclusion; specifically address your belief that your investment, including the basic fee component of the MSRs, has one aggregate risk and cash flow profile and why you do not consider the receivable generated from your right to the basic component of the related MSRs to be a separate instrument and asset.

Servicer Advances, page 81

8.   We note your revised disclosure on page 81, indicating that the fair value calculation is impacted by (i) the rate at which servicer advances are made and repaid, and (ii) the duration of outstanding servicer advances. Please expand upon your disclosure to state the rate at which you expect the servicer advances to be repaid and the expected duration of outstanding servicer advances or advise. We note the disclosures concerning these issues on your website in the above referenced presentation.

Primary Components of Income, page 103

9.   We note your revised disclosure which indicates that your net income includes interest income associated with your servicer advance investments (including the basic fee component of the related MSR). Please revise to clarify that the interest income ONLY relates to the basic fee component of the MSR rather than to the entire servicer advance investment since the servicer advance component is non-interest bearing.

10.   Please tell us your basis for separately recording servicing fees paid in connection with the servicer advance investments as part of general and administrative expenses rather than netted with the income earned from the basic fee component of the MSRs that are recorded as interest income. Please cite the relevant guidance and specifically address your consideration of the fact that Nationstar is the named servicer under the MSRs.

Core Earnings, page 114

11.   You state that non-capitalized deal inception costs are not part of your core operations. You also state that the costs are generally legal and valuation service costs, as well as other professional service fees, incurred when you acquire certain investments, which to date have been primarily related to investments in Excess MSRs and consumer loans. In particular, we note that you have elected to record the Excess MSRs at fair value and that you obtain "fairness opinions" at each quarter end to evaluate the

reasonableness of your fair value determination of these assets. Furthermore, you disclose on page 79 that for Excess MSRs acquired during the current quarter, the fairness opinion utilized for the quarter end valuation is the opinion from the valuation at the time of acquisition. In light of the fact that these valuation procedures appear to be recurring and are part of your ongoing core operations, please further clarify why management believes that excluding valuation service costs incurred at deal inception related to the Excess MSRs from Core Earnings is appropriate.

Company Overview, page 119

12.   We note your disclosure on page 119 and elsewhere that you have the option to purchase from Nationstar approximately $3.1 billion of additional servicer advances. We also note the disclosure on your website that about $880 million of these advances have transfer limitations and potentially may not be acquired. Please revise your disclosure in the registration statement to include this information concerning the transfer limitations or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782, or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486, if you have questions regarding the accounting comments. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Richard B. Aftanas, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP